(As filed on March 31, 2004)
                                                             File No. 70-[_____]


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                    ----------------------------------------

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     --------------------------------------

                               AMEREN CORPORATION
                    AMEREN ENERGY FUELS AND SERVICES COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                             ILLINOIS POWER COMPANY
                              500 South 27th Street
                             Decatur, Illinois 62521

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                     ---------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent)
                      -------------------------------------

                               Steven R. Sullivan
              Senior Vice President Governmental/Regulatory Policy,
                          General Counsel and Secretary
                               Ameren Corporation
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
            --------------------------------------------------------

     The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:


      Joseph H. Raybuck, Managing                  William T. Baker, Jr., Esq.
      Associate General Counsel                    Thelen Reid & Priest LLP
      Ameren Services Company                      875 Third Avenue
      1901 Chouteau Avenue                         New York, New York  10022
      St. Louis, Missouri 63103

      Joseph L. Lakshmanan, Senior Corporate       C.M. (Mike) Naeve, Esq.
      Counsel & Chief Legal Officer                William C. Weeden
      Illinois Power Company                       Skadden, Arps, Slate, Meagher
      500 South 27th Street                        & Flom LLP
      Decatur, Illinois 62521                      1440 New York Avenue, N.W.
                                                   Washington, D.C. 20005

      Alisa B. Johnson, Esq.,
      Group General Counsel - Regulatory Affairs
      Dynegy Inc.
      1000 Louisiana St., Suite 5800
      Houston, Texas 77002

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION....................................1

        1.1  Introduction......................................................1

        1.2  Description of Ameren and Its Subsidiaries........................2

             a. Ameren's Public-Utility Subsidiaries...........................2

             b. Direct Non-Utility Subsidiaries of Ameren......................4

             c. Direct Non-Utility Subsidiaries of AmerenUE....................5

             d. Direct Non-Utility Subsidiaries of CILCORP.....................5

             e. Direct Non-Utility Subsidiaries of AmerenCILCO.................6

             f. Capitalization of Ameren.......................................6

        1.3  Description of Illinois Power.....................................7

             a. Electric Utility Operations....................................7

             b. Gas Utility Operations.........................................8

             c. Regulation of Illinois Power...................................8

             d. Non-Utility Subsidiaries of Illinois Power.....................8

             e. Capitalization of Illinois Power...............................9

        1.4  Principal Terms of Amended Stock Purchase Agreement..............10

        1.5  Recapitalization of Illinois Power...............................12

        1.6  Operation of the Combined System Following the Acquisition.......13

        1.7  Financing the Purchase Price.....................................13

        1.8  Affiliate Transactions...........................................13

             a. Ameren Services...............................................13

             b. Ameren Fuels..................................................14

        1.9  Financing by Illinois Power......................................14

             a. External Short-term Debt......................................15

             b. Participation in Utility Money Pool...........................16

             c. Interest Rate Hedging Transactions............................17

        1.10 Organization and Acquisition of Financing Subsidiaries...........18

        1.11 Accounting Treatment for the Transaction; Impact on Rates........19

        1.12 Reports Pursuant to Rule 24......................................20

ITEM 2. FEES, COMMISSIONS AND EXPENSES........................................21

ITEM 3. APPLICABLE STATUTORY PROVISIONS.......................................21

        3.1  General Overview of Applicable Statutory Provisions..............21

        3.2  Compliance with Section 10(b)....................................22

             a. Section 10(b)(1)..............................................23

             b. Section 10(b)(2)..............................................26

             c. Section 10(b)(3)..............................................27

        3.3  Section 10(c)....................................................29

             a. Section 10(c)(1)..............................................29

                (a) The Transaction will be lawful under Section 8............29

                (b) The Transaction will not be detrimental to
                    carrying out the provisions of Section 11.................29

                    (i)   Integration of Electric Operations..................30

                          A.  Interconnection.................................30

                          B.  Coordination....................................31

                          C.  Single Area or Region...........................32

                          D.  Size............................................32

                    (ii)  Integration of Gas Operations.......................33

                          A.  Coordination....................................33

                          B.  Single Area or Region...........................34

                          C.  Size............................................34

                (c) Retention of Combined Gas System..........................35

                   (i)   Loss of Economies....................................35

                   (ii)  Same State or Adjoining States.......................36

                   (iii) Size.................................................36

                (d) Retention of Illinois Power's Non-Utility
                    Subsidiaries and Investments..............................37

             b. Section 10(c)(2)..............................................37

        3.4  Section 10(f)....................................................39

        3.5  Intra-system Transactions........................................39

        3.6  Rule 54 Analysis.................................................39

ITEM 4. REGULATORY APPROVALS..................................................40

        4.1  Illinois Commerce Commission.....................................40

        4.2  Federal Energy Regulatory Commission.............................41

        4.3  HSR Act..........................................................41

        4.4  Federal Communications Commission................................41

ITEM 5. PROCEDURE.............................................................41

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.....................................42

             a. Exhibits......................................................42

             b. Financial Statements..........................................44

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS...............................44

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         ------------------------------------

     1.1 Introduction. Ameren Corporation ("Ameren"), a Missouri corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"),/1/ whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, Ameren Energy Fuels and Services Company ("Ameren Fuels"), an indirect wholly-owned non-utility subsidiary of Ameren, of the same address, and Illinois Power Company ("Illinois Power"), an electric and gas utility company operating in the State of Illinois, whose principal business address is at 500 South 27th Street, Decatur, Illinois, 62521, are filing this Application/Declaration pursuant to Sections 6(a), 7, 8, 9(a), 10, 11(b), 12(b), 12(f) and 13(b) of the Act and Rules 43, 45, 51, 54, 87
and 90-91 thereunder. Ameren, Ameren Fuels, and Illinois Power are herein referred to collectively as the "Applicants."

     As described in greater detail below, upon receipt of all necessary regulatory approvals, Ameren will purchase all of the issued and outstanding common stock (the "Common Shares") of Illinois Power from Illinova Corporation ("Illinova"), an exempt holding company under Section 3(a)(1) of the Act, which is itself a wholly-owned subsidiary of Dynegy Inc. ("Dynegy"),/2/ and the issued and outstanding shares of preferred stock of Illinois Power that are held by Illinova (the "Preferred Shares"), and the 20% interest in the common stock of Electric Energy, Inc. ("EEInc"), an "exempt wholesale generator" ("EWG") under
Section 32 of the Act, that is held by Illinova Generating Company ("IGC"),/3/ an indirect subsidiary of Dynegy (the "EEInc Shares," and together with the Common Shares and the Preferred Shares, the "Shares"), for an aggregate purchase price of $2,300,000,000, subject to certain adjustments as described below (the "Transaction"). Ameren intends to acquire and hold the Common Shares and Preferred Shares of Illinois Power directly, and to acquire the EEInc Shares through its non-utility subsidiary, Ameren Energy Resources Company ("Ameren Energy Resources"), pursuant to Section 32 of the Act. Illinois Power will also enter into a firm power purchase agreement (the "New PPA") with Dynegy Power Marketing, Inc. ("DYPM"), a power marketing affiliate of Dynegy, pursuant to which Illinois Power will purchase up to 2,800 MW of capacity and energy during the period 2005 - 2006, as well as certain other ancillary agreements.

     The Transaction is subject to, among other usual and customary conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the expiration or termination of the statutory waiting period thereunder.


----------
1 See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997) (the "1997 Merger Order").


2  Dynegy claims an exemption under Section 3(a)(1) of the Act pursuant to Rule
2. See Statement on Form U-3A-2, filed February 27, 2004, in File No. 69-483. Illinova is an exempt holding company pursuant to an order issued under Section 3(a)(1) of the Act. See Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994).

3 IGC owns 12,400 shares of common stock of EEInc, $100 par value per share, representing 20% of the total number outstanding. EEInc is an EWG under Section 32 of the Act. See Electric Energy, Inc., 92 FERCP. 62,079 (2000).

(See Item 4 - Regulatory Approvals). The boards of directors of Ameren and Dynegy have approved the proposed Transaction. The Transaction does not require any approval by the shareholders of Ameren or Dynegy.

     In addition to authorization of the Transaction, the Applicants are requesting authorization herein, once the Transaction closes, for: (i) Illinois Power to issue and sell from time to time from the closing of the Transaction through June 30, 2007 (the "Authorization Period") short-term debt securities, to become a participant in the Ameren System Utility Money Pool Arrangement ("Utility Money Pool"), to enter into interest rate hedging transactions, and to engage in certain other related transactions; (ii) Ameren to acquire, from time to time during the Authorization Period, outstanding long-term debt securities and/or shares of preferred stock of Illinois Power or any subsidiary of Illinois Power that are held by unaffiliated third parties in open market purchases, through invitations for tenders and/or through negotiated purchases; and (iii) Ameren Fuels to provide gas management services to Illinois Power pursuant to a fuel supply management agreement that is substantially identical to agreements between Ameren Fuels and Ameren's current public-utility subsidiaries.

     1.2  Description of Ameren and Its Subsidiaries.
          ------------------------------------------

          a.  Ameren's Public-Utility Subsidiaries.
              ------------------------------------

          Ameren directly owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS") and indirectly through CILCORP Inc. ("CILCORP"), an intermediate holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company d/b/a AmerenCILCO ("AmerenCILCO"). Together, AmerenUE, AmerenCIPS and AmerenCILCO provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in a 49,000 square-mile area of Missouri and Illinois, including the St. Louis, Missouri and Peoria and Springfield, Illinois metropolitan areas.

     In addition to the foregoing, AmerenCILCO owns all of the issued and outstanding common stock of AmerenEnergy Resources Generating Company (f/k/a Central Illinois Generation, Inc.) ("AERG"), a generating subsidiary company. AERG was formed by AmerenCILCO in November 2001 in order to facilitate the restructuring of AmerenCILCO in accordance with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 ("Customer Choice Law"). In October 2003, AmerenCILCO transferred substantially all of its generating assets representing in the aggregate approximately 1,130 megawatts (MW) of electric generating capacity to AERG./4/

     As of December 31, 2003, AmerenUE, AmerenCILCO and AERG together owned and operated approximately 9,186 MW of electric generating capacity, all of which is located in Missouri and Illinois, and AmerenUE, AmerenCIPS and AmerenCILCO together owned approximately 5,433 circuit miles of primary electric


----------
4 AmerenCILCO retained ownership of approximately 36 MW (net summer capability) of generation capacity at three sites in Illinois.

transmission lines, substantially all of which are located in Missouri and Illinois./5/ In addition, as of December 31, 2003, AmerenUE, AmerenCIPS and AmerenCILCO owned and operated approximately 11,700 miles of natural gas transmission lines and distribution mains, all located in Missouri and Illinois, and leased or owned natural gas storage capacity providing a total of 468,000 MMBtu of storage deliverability to meet peak day requirements and total storage capacity of 28.85 billion cubic feet to meet winter season demand.

     AmerenUE, AmerenCIPS and AmerenCILCO are subject to regulation by the Illinois Commerce Commission ("ICC"), and AmerenUE is also subject to regulation by the Missouri Public Service Commission ("MoPSC"), as to rates, service, issuance of equity securities, issuance of debt having a maturity of more than twelve months, mergers, affiliate transactions, and various other matters. AmerenUE, AmerenCIPS and AmerenCILCO are also subject to regulation by the Federal Energy Regulatory Commission ("FERC") as to rates and charges in connection with the wholesale sale of energy and transmission in interstate commerce, mergers, affiliate transactions, and certain other matters.

     AmerenUE, AmerenCIPS and AmerenCILCO are members of the Mid-American Interconnected Network ("MAIN"), which is one of the ten regional electric reliability councils organized for coordinating the planning and operation of the nation's bulk power supply. MAIN operates in Illinois and portions of Michigan, Wisconsin, Iowa, Minnesota and Missouri. AmerenUE, AmerenCIPS and AmerenCILCO provided formal written notice to the MAIN Board of Directors on June 23, 2003 of their intent to withdraw from MAIN effective January 1, 2005. These companies intend to join another regional electric reliability organization prior to their withdrawal from MAIN becoming effective. Until their withdrawal is effective, they will continue to honor all of their obligations as members of MAIN. If they do not join another regional electric reliability organization, they may withdraw their notice of intent to withdraw from MAIN. AmerenUE and AmerenCIPS have also agreed to participate, through GridAmerica, LLC ("GridAmerica"), an independent transmission company, in the Midwest Independent System Operator ("MISO"), a FERC-approved regional transmission organization, but have not yet transferred functional control of their transmission assets to the MISO. Pending receipt of further regulatory approvals, AmerenUE and AmerenCIPS expect to begin participating in the MISO in May 2004. AmerenCILCO is already a member of the MISO and has transferred functional control of its transmission system to the MISO.

     In its order approving Ameren's acquisition of CILCORP, which was completed on January 31, 2003, the Commission determined that the electric generation, transmission and distribution facilities of AmerenUE, AmerenCIPS, AmerenCILCO and AERG together constitute an integrated electric utility system, as defined in Section 2(a)(29)(A) of the Act, and that the gas utility properties of


----------
5 AmerenCIPS does not own any electric generation facilities. Ameren owns interconnecting electric transmission facilities in southeastern Iowa but does not serve any customers in Iowa.

AmerenUE, AmerenCIPS and AmerenCILCO together constitute an integrated gas utility system, as defined in Section 2(a)(29)(B) of the Act./6/

          b.  Direct Non-Utility Subsidiaries of Ameren.
              -----------------------------------------

          Ameren has five direct wholly-owned non-utility subsidiaries (in addition to CILCORP, the direct parent of AmerenCILCO), as follows:

     Ameren Services Company ("Ameren Services"), a service company subsidiary, which provides administrative, management and technical services to Ameren and its associate companies in the Ameren system;

     Ameren Development Company, an intermediate non-utility holding company, which directly owns all of the outstanding common stock of Ameren ERC, Inc. ("Ameren ERC"), an "energy-related company" under Rule 58 that provides energy management services. Ameren ERC in turn owns all of the outstanding common stock of Missouri Central Railroad Company, a fuel transportation subsidiary, and an 89.1% interest in Gateway Energy Systems, L.C., which in turn owns Gateway Energy WGK Project, L.L.C., which together are developing thermal energy projects. These entities are also "energy-related companies" under Rule 58. Ameren Development also directly owns all of the outstanding common stock of Ameren Energy Communications, Inc., an "exempt telecommunications company" under
Section 34 of the Act;

     Ameren Energy Resources, an intermediate non-utility holding company, which directly holds all of the outstanding voting securities of the following subsidiaries: (1) Ameren Energy Development Company, an EWG which, in turn, owns all of the outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), also an EWG; (2) Ameren Energy Marketing Company, an "energy-related company" under Rule 58; (3) Ameren Energy Fuels and Services Company, also an "energy-related company" under Rule 58, which directly and through AFS Development Company, L.L.C., a wholly-owned subsidiary, and Cowboy Railroad Development Co., L.L.C., a 71%-owned subsidiary, makes investments in and engages in operating activities related to fuel procurement, handling, transportation and storage facilities and provides related fuel management services to associate and nonassociate companies; (4) Illinois Materials Supply Co., which is a registered retailer of goods, material and equipment to Ameren Energy Development Company and other non-utility associate companies; and (5) AmerenEnergy Medina Valley Cogen (No. 4), L.L.C., an intermediate non-utility holding company that indirectly through AmerenEnergy Medina Valley Cogen (No.
2), L.L.C., holds all of the membership interests in AmerenEnergy Medina Valley Cogen, L.L.C., an EWG, and directly holds all of the membership interests in AmerenEnergy Medina Valley Operations, L.L.C. Ameren Energy Resources also directly holds 20% of the outstanding common stock of EEInc, which owns and operates a six-unit coal-fired generating facility with a capacity of


----------
6 See Ameren Corporation, et al., Holding Company Act Release No. 27645 (Jan. 29, 2003) (the "CILCORP Order"). The Commission also determined that the integrated gas utility system is retainable by Ameren as an additional system under the standards of the "A-B-C" clauses of Section 11(b)(1).

approximately 1,014 MW located in Joppa, Illinois. Through a subsidiary, Midwest Electric Power Inc., which is also an EWG,/7/ EEInc owns and operates two combustion turbines with a summer net capability of approximately 72 MW, located at the Joppa plant site;

     Ameren Energy, Inc., an "energy-related company" under Rule 58 that primarily serves as the short-term energy trading and marketing agent for AmerenUE and Ameren GenCo and provides a range of energy and risk management services; and

     CIPSCO Investment Company, which holds various nonregulated and passive investments, including passive investments in affordable housing projects that qualify for federal income tax credits and investments in equipment leases.

          c.  Direct Non-Utility Subsidiaries of AmerenUE.
              -------------------------------------------

          AmerenUE has one direct wholly-owned non-utility subsidiary, Union Electric Development Corporation, which holds investments in affordable housing projects that qualify for federal income tax credits and other passive investments. AmerenUE also directly holds 40% of the outstanding common stock of EEInc./8/

          d.  Direct Non-Utility Subsidiaries of CILCORP.
              ------------------------------------------

          CILCORP directly owns all of the common stock of three non-utility subsidiaries, as follows:/9/

     CILCORP Investment Management Inc., which, through subsidiaries, manages CILCORP's investments in equipment leases, affordable housing projects that qualify for federal income tax credits, non-regulated independent power projects, and other passive investments;

     CILCORP Ventures Inc., which, through a wholly-owned subsidiary, CILCORP Energy Services, Inc., provides energy-related products and services, including gas management services for gas management customers; and


----------
7 See Midwest Electric Power Inc., Letter Order in Docket No. EG00-149-000, July 21, 2000.

8 As previously indicated, as part of the Transaction, Ameren has also agreed to purchase IGC's 20% interest in EEInc, which, upon closing, will increase the aggregate ownership of EEInc by Ameren system companies from 60% to 80%. The remaining 20% interest in EEInc will continue to be held by an unaffiliated utility.

9 Under the CILCORP Order, supra n. 6, the Commission reserved jurisdiction over Ameren's retention of certain nonutility subsidiaries and investments of CILCORP. Ameren, CILCORP and certain non-utility subsidiaries of CILCORP filed a post-effective amendment in File No. 70-10078 on September 25, 2003, in which a commitment has been made to divest certain of CILCORP's nonutility subsidiaries and investments within three years from the date of the Commission's supplemental order in that proceeding directing it to do so. The matter is pending.

     QST Enterprises Inc., which, through subsidiaries, provides energy and related services in non-regulated retail and wholesale markets, including predictive and preventive testing and maintenance for industrial customers and affiliated companies, and formerly held interests in environmentally distressed parcels of real estate acquired for resale.

          e.  Direct Non-Utility Subsidiaries of AmerenCILCO.
              ----------------------------------------------

          AmerenCILCO directly owns all of the issued and outstanding common stock of two non-utility subsidiaries, neither of which conducts any significant business at this time:

     CILCO Exploration and Development Company, which previously engaged in the exploration and development of gas, oil, coal and other mineral resources; and

     CILCO Energy Corporation, which was formed to research and develop new sources of energy, including the conversion of coal and other minerals into gas.

     For the twelve months ended December 31, 2003, Ameren reported total operating revenues of $4,593,000,000, operating income of $1,090,000,000, and net income of $524,000,000. On a consolidated basis, approximately 85.7% of Ameren's 2003 operating revenues were derived from sales of electricity (inclusive of sales by Ameren GenCo), 14.1% from sales of gas and gas transportation service, and 0.2% from other sources. At December 31, 2003, Ameren had $14,233,000,000 in total assets, including net property and plant of $10,917,000,000.

          f.  Capitalization of Ameren.
              ------------------------

          Under its Restated Articles of Incorporation, as amended (Exhibits A-1 and A-2 hereto), Ameren is authorized to issue 500,000,000 shares of capital stock consisting of 400,000,000 shares of common stock, $.01 par value, and 100,000,000 shares of preferred stock, $.01 par value. At December 31, 2003, Ameren had issued and outstanding 162,861,662 shares of common stock; it did not have any outstanding preferred stock. In addition, at December 31, 2003, Ameren had issued and outstanding $445 million principal amount of senior unsecured debt securities having maturities through 2007. At December 31, 2003, Ameren did not have any outstanding short-term debt. Ameren's common stock is listed and traded on the New York Stock Exchange.

     As of December 31, 2003, Ameren's capitalization on a consolidated basis was as follows:


   ----------------------- --------------------- --------------------
   Common equity                $ 4,354,000,000                46.9%
   ----------------------- --------------------- --------------------
   Preferred equity               $ 182,000,000                 1.9%
   ----------------------- --------------------- --------------------
   Long-term debt*              $ 4,091,000,000                44.1%
   ----------------------- --------------------- --------------------
   Short-term debt**              $ 659,000,000                 7.1%
   ----------------------- --------------------- --------------------
                 Total          $ 9,286,000,000              100.00%
   ----------------------- --------------------- --------------------
          * Includes mandatorily redeemable preferred stock
         ** Includes current portion of long-term debt


     Ameren's senior unsecured debt securities are currently rated BBB+ by Standard & Poor's Inc. ("S&P") and A3 by Moody's Investors Service ("Moody's"). Ameren's commercial paper is rated A-2 by S&P and P-2 by Moody's.

     1.3  Description of Illinois Power.
          -----------------------------

     Illinois Power is engaged in the transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in substantial portions of northern, central and southern Illinois. Its service area includes 11 cities with a population greater than 30,000 (including the cities of Decatur, Bloomington, and Champaign-Urbana) and 37 cities with a population greater than 10,000 based on 2000 census data. Illinois Power also provides electric transmission service to other utilities, electric cooperatives, municipalities and marketers.

          a. Electric Utility Operations.
             ---------------------------

     Illinois Power provides electric service to approximately 600,000 customers in 313 incorporated municipalities, adjacent suburban and rural areas and numerous unincorporated communities, all in Illinois. Illinois Power's electric transmission and distribution system includes 1,672 circuit miles of electric transmission lines and 37,765 circuit miles of overhead and underground distribution lines. Illinois Power owns virtually no generation./10/ Illinois Power currently purchases the vast majority of its electric power requirements under contracts with Dynegy Midwest Generation, Inc. ("DMG"), an indirect subsidiary of Dynegy, AmerGen Energy Company, L.L.C. ("AmerGen"), and EEInc./11/ The AmerGen contract expires at the end of 2004. The existing contract with DMG (or any replacement contract between Illinois Power and DMG or another Dynegy subsidiary in the event that (a) the Transaction does not close prior to January 1, 2005, and (b) the existing contract with DMG is terminated at December 31, 2004 by either party giving notice by March 30, 2004, and Illinois Power and DMG or another Dynegy affiliate enter into such a replacement agreement beginning January 1, 2005) will be terminated effective upon closing of the Transaction and replaced with a new power purchase agreement (the "New PPA") with DYPM pursuant to which Illinois Power will purchase up to 2,800 MW of capacity and energy during the period 2005 - 2006. The EEInc contract expires at the end of 2005.

     A map of the electric utility service areas of Ameren and Illinois Power is filed herewith as Exhibit E-1.


----------
10 Illinois Power is joint owner with a large commercial customer of three diesel generators having a total capacity of 5.25 MW. The units, which are located on or near the customer's headquarters in Bloomington, Illinois, are available for on-site emergency back-up power and at other times are dispatched by Illinois Power to serve system load.

11 The power purchase agreement between DMG and Illinois Power was entered into in October 1999 concurrently with the sale of Illinois Power's generating assets to Illinova, which Illinova then transferred to DMG. The agreement with AmerGen was entered into in connection with the sale by Illinois Power of the Clinton nuclear generation facility to AmerGen in December 1999.

     Illinois Power is directly interconnected with AmerenUE, AmerenCIPS and AmerenCILCO at numerous locations. Exhibit K hereto lists and describes these existing interconnections. Illinois Power also participates, together with AmerenUE and AmerenCIPS, in the Illinois-Missouri Power Pool, which operates under a transmission interconnection agreement. Illinois Power is currently a member of MAIN, although its continued membership in MAIN beyond December 31, 2004 will depend on whether the Transaction is consummated. As explained below, Illinois Power has committed in its application to the FERC for approval of the Transaction (Exhibit D-3 hereto) that it will join the MISO within a reasonable time after the FERC issues an order approving the Transaction and transfer of functional control of Illinois Power's transmission assets to the MISO without conditions that are unacceptable to the applicants, but prior to closing of the Transaction.

          b. Gas Utility Operations.
             ----------------------

          Illinois Power provides retail gas service to approximately 415,000 customers in 258 incorporated municipalities and adjacent areas in northern, central and southern Illinois, including the cities of Decatur, Champaign-Urbana and East St. Louis. Illinois Power owns 763 miles of "Hinshaw" natural gas transportation pipeline and 7,669 miles of natural gas distribution pipeline. Illinois Power also owns seven on-system underground natural gas storage fields with a total capacity of approximately 11.6 billion cubic feet and total deliverability on a peak day of approximately 339 million cubic feet. To supplement the capacity of these underground storage facilities, Illinois Power has contracted with natural gas pipelines for an additional 5.4 billion cubic feet of underground storage capacity, representing additional total deliverability on a peak day of approximately 93 million cubic feet.

     A map of the gas utility service areas of Ameren and Illinois Power is filed herewith as Exhibit E-2.

          c.  Regulation of Illinois Power.
              ----------------------------

          Illinois Power is regulated by the ICC with respect to retail electric and gas rates and service, classification of accounts, the issuance of stock and evidences of indebtedness (other than indebtedness with a final maturity of less than one year and renewable for a period of not more than two years), contracts with any affiliated interest, and other matters, and by the FERC with respect to transmission service and wholesale electric rates.

          d.  Non-Utility Subsidiaries of Illinois Power.
              ------------------------------------------

          Illinois Power's non-utility subsidiaries are as follows:

     IP Gas Supply Company ("Illinois Gas Supply"), an Illinois corporation, which was formed for the purpose of acquiring interests in oil and gas leases. There is little activity in this subsidiary;

     Illinois Power Securitization Limited Liability Company, a Delaware limited liability company that is the sole beneficial owner of Illinois Power Special Purpose Trust ("IPSPT"), a Delaware business trust that was formed in 1998 to issue transitional funding trust notes as allowed under the Illinois Electric Utility Transition Funding Law to securitize the revenue stream associated with future recovery of a portion of revenues received from retail ratepayers;/12/

     Illinois Power Transmission Company, LLC, a Delaware limited liability company, was formed in 2002 for the purpose of acquiring and holding Illinois Power's transmission assets, but is currently inactive;

     Illinois Power Financing I, a Delaware statutory trust, is a financing subsidiary through which Illinois Power issued $100 million of trust originated preferred securities ("TOPrS") in January 1996. These securities were redeemed in 2001 and this entity is now inactive; and

     Illinois Power Financing II, also a Delaware special purpose trust, is a financing subsidiary that was created for a potential shelf registration in 2002. It is not currently active.

     For the twelve months ended December 31, 2003, Illinois Power reported total operating revenues of $1,567,800,000, operating income of $166,100,000, and net income applicable to common shareholder of $114,700,000. Approximately 70.3% of Illinois Power's 2003 operating revenues was derived from electric utility operations and approximately 29.7% was derived from gas utility operations. At December 31, 2003, Illinois Power had $5,059,200,000 in total assets, including net utility plant of $2,083,000,000 and an intercompany receivable from Illinova with a principal balance of $2,271,400,000 (the "Intercompany Note") that was issued by Illinova in consideration for the purchase of Illinois Power's fossil-fuel generating plants and other generation-related assets in 1999.

          e.  Capitalization of Illinois Power.
              ---------------------------------

          Under its Amended and Restated Articles of Incorporation (Exhibit A-3 hereto), Illinois Power is authorized to issue 100,000,000 shares of common stock, no par value, 5,000,000 shares of serial preferred stock, $50 par value, 5,000,000 shares of serial preferred stock, no par value, and 5,000,000 shares of preference stock, no par value. As of December 31, 2003, Illinois Power had issued and outstanding 62,892,213 shares of common stock, no par value, all of which are held by Illinova, and six series of cumulative preferred stock, $50 par value, having an aggregate stated amount of $45,800,000. Illinova holds 662,924 shares of Illinois Power's outstanding preferred stock, representing approximately 73% of the total number outstanding. In addition, as of December 31, 2003, Illinois Power had outstanding $1,444,600,000 principal amount of first mortgage bonds having maturities through 2032, certain series of which are pledged to secure obligations under pollution control revenue obligations, and $419,900,000 principal amount of transitional funding trust notes with maturities through 2008. Exhibit I hereto lists and describes Illinois Power's


----------
12 With the adoption of FIN 46R (FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities"), at December 31, 2003, this variable interest entity is no longer consolidated with Illinois Power.

outstanding long-term debt and preferred stock as of December 31, 2003. Illinois Power does not have any outstanding short-term debt (other than the current portion of long-term debt).

     As of December 31, 2003, Illinois Power's capitalization on a consolidated basis was as follows:


   ------------------------ --------------------- -------------------
   Common equity                  $1,484,900,000               43.0%
   ------------------------ --------------------- -------------------
   Preferred equity                  $45,800,000                1.3%
   ------------------------ --------------------- -------------------
   Long-term debt*                $1,780,200,000               51.5%
   ------------------------ --------------------- -------------------
   Current portion of               $145,000,000                4.2%
   long-term debt
   ------------------------ --------------------- -------------------
                   Total          $3,455,900,000             100.00%
   ------------------------ --------------------- -------------------

   *Includes $345,600,000 of transitional funding trust notes issued by IPSPT.



     Illinois Power's senior secured debt is currently rated B by S&P and B1 by Moody's. Illinois Power's preferred stock is rated CCC by S&P and Caa2 by Moody's./13/ Ameren expects that, as a result of the consummation of the Transaction and related recapitalization of Illinois Power, as described in Item
1.5 below, Illinois Power will receive an investment grade rating for its long-term debt from at least one of the major statistical rating organizations.


     1.4   Principal Terms of Amended Stock Purchase Agreement.
           ---------------------------------------------------

     Ameren, Dynegy, Illinova, and IGC have entered into a Stock Purchase Agreement, dated as of February 2, 2004 (the "Original Agreement") (Exhibit B-1 hereto), as amended by Amendment No. 1 thereto, dated as of March 23, 2004 (Exhibit B-1(a) hereto) (the Original Agreement, as so amended, being referred to as the "Amended SPA"). The Amended SPA provides that, subject to the receipt of all necessary regulatory approvals and the satisfaction of other conditions precedent, Ameren will purchase the Common Shares and the Preferred Shares of Illinois Power from Illinova and the EEInc Shares from IGC for an aggregate purchase price of $2,300,000,000, less an amount equal to the "Existing IPC Obligations" (as described below), plus (or minus) the amount by which actual contributions made by Dynegy or any of its affiliates prior to the closing date for plan year 2004 with respect to certain pension plans exceeds (or is less than) $17,500,000, and plus or minus the change in adjusted working capital between September 30, 2003 and the closing date, as determined in accordance with the procedures set forth in the Amended SPA (such aggregate amount being the "Purchase Price"). The Amended SPA allocates $125,000,000 of the Purchase Price to the EEInc Shares and the balance ($2,175,000,000, subject to the adjustments described above) to the Common Shares and the Preferred Shares.


----------
13 Illinois Power's senior secured debt and preferred stock ratings reflect upgrades by Moody's following announcement of the Transaction.

     The term "Existing IPC Obligations" is defined in the Amended SPA to mean an amount equal to the sum of (a) the unpaid principal amount of all short-term and long-term indebtedness (including current portion) for borrowed money of Illinois Power and any subsidiary of Illinois Power, (b) the total liquidation preference of the 249,751 shares of preferred stock, $50 par value, of Illinois Power that are not owned by Illinova, (c) any accrued and unpaid dividends on such shares of preferred stock, to the extent that dividends are in arrears, and
(d) any capital lease obligations of Illinois Power or any subsidiary of Illinois Power, in each case as of the date of closing, subject to certain adjustments related to the Transitional Funding Trust Notes, Series 1998-1, in the original amount of $864,000,000, issued by Illinois Power Special Purpose Trust. The Existing IPC Obligations as of September 30, 2003, totaled $1,909,508,000.

     At closing, Ameren will pay $2,300,000,000 in cash, minus the sum of (a) an amount equal to the Existing IPC Obligations and (b) $100,000,000, which, subject to certain exceptions, will be deposited in escrow to secure certain indemnities from Dynegy under the Amended SPA relating to potential liabilities that Illinois Power faces, principally due to its former ownership of generating facilities now owned by DMG.

     The Amended SPA provides that, no more than two days prior to closing, Dynegy and Illinova will cause the unpaid principal balance of and all accrued and unpaid interest on the Intercompany Note to be eliminated pursuant to the following steps, which will be part of the total recapitalization of Illinois Power (further described in Item 1.5 below): first, the principal amount of the Intercompany Note will be reduced or offset by (i) the amount of certain payables owed by Illinois Power to Illinova or other affiliates of Dynegy and
(ii) the amount of interest that has been paid by Illinova to Illinois Power on the Intercompany Note that has not been earned, i.e., prepaid interest; and second, Dynegy and Illinova will, and Illinova will cause Illinois Power to, immediately following such reduction, eliminate or reduce the remaining Intercompany Note to zero, which elimination or reduction may occur (in whole or in part) through one or more of the following: (i) distribution of the Intercompany Note (net of any prepaid interest) to Dynegy or Illinova; (ii) a repurchase of common equity by Illinois Power from Illinova; (iii) the assignment of the Intercompany Note by Illinois Power, after the balance thereof has been reduced by the amount of any prepaid interest thereon theretofore paid by Illinova, to Dynegy or one of its affiliates and subsequent elimination of the Intercompany Note; (iv) a release of Illinova by Illinois Power from Illinova's remaining obligations under the Intercompany Note; or (v) other means reasonably acceptable to Dynegy and Ameren. The elimination of the Intercompany Note through these measures requires approval by the ICC.

         Also at closing, Illinois Power and DYPM will enter into the New PPA. The New PPA requires DYPM to sell capacity and energy and to provide ancillary services to Illinois Power for the period from the later of the date the Transaction closes or January 1, 2005 through December 31, 2006. The total monthly capacity committed under the New PPA to Illinois Power will range from 2,300 MW in the non-summer months (October through April) to 2,800 MW in the summer months (May through September). DYPM is responsible under the New PPA for obtaining and/or providing firm transmission service and ancillary services to points of delivery on Illinois Power's transmission system. Illinois Power may utilize energy purchased under the New PPA only to serve its retail load and provide ancillary services and may not resell to other customers any energy, capacity or ancillary services provided by DYPM. Illinois Power and DYPM will also enter into the "Negotiated Tier 2 Memorandum," pursuant to which DYPM will sell to Illinois Power an additional 300 MW of firm capacity in 2005 and 150 MW of firm capacity in 2006, at a fixed price. Illinois Power will have an option to purchase energy associated with this capacity at a price based on the Power Markets Week's index for energy at the Cinergy hub.

     The Amended SPA also obligates Illinois Power to submit an application to FERC to join the MISO, conditioned on the closing of the Transaction. As part of the joint application filed with FERC (Exhibit D-3 hereto), Illinois Power is requesting all necessary authorizations from FERC to transfer functional control over its transmission facilities to the MISO. Notwithstanding the language of the Amended SPA conditioning Illinois Power's joining the MISO on closing of the Transaction, Illinois Power has committed in the FERC application that it will transfer functional control over its transmission facilities to the MISO within a reasonable time after the FERC issues the requested orders without conditions that are unacceptable to the applicants, but prior to the closing.

     The obligations of the parties under the Amended SPA are subject to conditions precedent that are usual and customary for a transaction of this nature, including the receipt of required regulatory approvals from this Commission, the FERC and the ICC. The Amended SPA may be terminated by Dynegy or Ameren if the closing shall not have occurred on or before December 31, 2004.

     1.5  Recapitalization of Illinois Power.
          ----------------------------------

          After the Transaction closes, Ameren intends to complete the recapitalization of Illinois Power by infusing substantial equity into Illinois Power, the proceeds of which will be used by Illinois Power to retire debt, including $550 million principal amount of 11 1/2% first mortgage bonds. Ameren believes that these intercompany financing transactions will be exempt under Rules 45(b)(4) and 52(a), as applicable. The Amended SPA obligates Ameren to commit to the ICC that it will eliminate at least $750 million of Illinois Power's debt and that Ameren will cause Illinois Power's common equity to total capitalization ratio to be between 50% and 60% by December 31, 2006. As previously noted, Ameren expects that the recapitalized Illinois Power will receive an investment grade rating for its long-term debt from at least one of the major statistical rating organizations.

     In addition, Ameren requests authorization to acquire, from time to time during the Authorization Period, up to $300 million principal or face amount of the outstanding long-term debt securities and/or shares of preferred stock of Illinois Power or any subsidiary of Illinois Power. All such securities would be purchased in open-market purchases, through invitations for tenders and/or through direct negotiations with the holders of such securities. Any such securities that are acquired by Ameren may be held by Ameren until they mature or are called, or, at Ameren's option, may be contributed to and canceled on the books of Illinois Power or its subsidiary, as the case may be. Such securities would not be reissued or resold by Ameren.

     1.6  Operation of the Combined System Following the Acquisition.
          ----------------------------------------------------------

     Following the acquisition of Illinois Power, Illinois Power will maintain its headquarters in Decatur for a period of at least five years and will maintain a local management team and adequate staffing levels to operate its utility system. Although Illinois Power will maintain its separate corporate existence and will continue to operate as its own control area, its electric utility operations will be fully integrated with those of AmerenUE, AmerenCIPS and AmerenCILCO. Importantly, all four companies either have (in the case of AmerenCILCO) or intend to transfer functional control of their respective transmission facilities to the MISO. Likewise, the gas utility operations of Illinois Power will also be fully integrated with those of AmerenUE, AmerenCIPS and AmerenCILCO following completion of the Transaction. A fuller description of Ameren's plans to integrate Illinois Power's operations with those of its existing subsidiaries and estimates of merger savings are set out in Item 3.3 below.

     1.7  Financing the Purchase Price.
          ----------------------------

     Ameren intends to finance the cash portion of the Purchase Price and subsequent equity infusions in Illinois Power by issuing common stock and other securities pursuant to its existing authorization in File No. 70-9877 or as authorized in a separate proceeding./14/ Ameren has filed a "shelf" Registration Statement on Form S-3 covering common stock and other long-term securities of Ameren that may be issued in accordance with its authorization in File No. 70-9877 (Exhibit C hereto), and intends to file a new "shelf" Registration Statement in the near future.

     1.8  Affiliate Transactions.
          ----------------------

          a.  Ameren Services.
              ---------------

          Under the 1997 Merger Order, the Commission authorized Ameren to organize and capitalize Ameren Services as a service company subsidiary, and authorized Ameren Services to provide AmerenUE, AmerenCIPS and other companies in the Ameren system with administrative, management, engineering, construction, environmental, and other support services pursuant to a General Services Agreement ("GSA"). Ameren Services has entered into substantially identical GSAs with Ameren, AmerenUE, AmerenCIPS, AmerenCILCO and certain of its non-utility associate companies. Under the 1997 Merger Order, Ameren Services is required to give written notice to the Commission at least 60 days prior to implementing any change in the type and character of the companies receiving services, the methods of allocating costs to associate companies, or the scope or character of services to be rendered.


----------
14 See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) (the "2001 Financing Order"). Ameren is authorized under the 2001 Financing Order to issue and sell from time to time through September 30, 2004 up to $2.5 billion at any time outstanding of common stock, unsecured long-term debt securities, and other preferred or equity-linked securities and up to $1.5 billion of short-term debt securities at any time outstanding. On February 24, 2004, Ameren filed a new application/declaration in File No. 70-10206 seeking to extend and restate its authorization under the 2001 Financing Order. That matter is pending.

     Ameren Services intends to enter into a substantially identical GSA with Illinois Power following completion of the Transaction. Thus, after the Transaction closes, Ameren Services will provide to Illinois Power administrative, management, and technical services substantially similar to those that it now provides to other Ameren system companies under the GSA, utilizing the same work order procedures and the same methods of allocating costs that are specified in the GSA. Subject to Ameren's commitment to the ICC regarding workforce reductions, certain employees of Illinois Power and its subsidiaries may be transferred to and become employees of Ameren Services.

          b.  Ameren Fuels.
              ------------

          By order dated April 5, 2001 in File No. 70-9775,/15/ the Commission authorized Ameren Fuels to provide AmerenUE and AmerenCIPS fuel management services pursuant to the terms of a Fuel and Natural Gas Services Agreement ("Fuel Services Agreement")./16/ Ameren Fuels was authorized to provide AmerenCILCO with similar services under the CILCORP Order, supra n. 6. Under the Fuel Services Agreement (Exhibit B-3 hereto), Ameren Fuels, as agent for its associate companies, manages all aspects of procurement, storage, transportation and handling of coal, natural gas, and other fuels. Such services include negotiating contracts with third parties, contract administration, regulatory reporting and ash management services, among others. For the services rendered, Ameren Fuels is reimbursed for all costs properly chargeable or allocable thereto, as controlled through a work order procedure. Costs are computed in accordance with Rule 90 and 91. Ameren Fuels is authorized under the Fuel Services Agreement to take title to and resell fuel to its associate companies, but solely in an agency capacity.

     In conjunction with the Transaction, Ameren Fuels proposes to enter into a separate Fuel Services Agreement with Illinois Power pursuant to which Ameren Fuels will manage gas supply resources for Illinois Power. These services will be provided at cost, in accordance with Rule 90 and 91.

     1.9  Financing by Illinois Power.
          ---------------------------

     The existing equity and long-term debt securities of Illinois Power, as described in Item 1.3 above, will remain outstanding after the Transaction closes. In general, all securities issuances by Illinois Power, other than indebtedness with a final maturity of less than one year, renewable for a period of not more than two years, must be approved by the ICC. In addition, the ICC must approve borrowings by Illinois Power from any affiliated company. Accordingly, after Illinois Power becomes a subsidiary of Ameren, Rule 52(a) will exempt from Sections 6(a) and 7 of the Act (i) all external securities issued by Illinois Power, other than short-term indebtedness, and (ii) all intercompany borrowings by Illinois Power. Illinois Power is herein requesting authorization to issue and sell from time to time during the Authorization Period short-term debt securities to unaffiliated lenders, to enter into interest rate hedging transactions, and to become a participant in the Utility


----------
15 See Ameren Energy Fuels and Services Company, Holding Co. Act Release No. 27374.

16 Following the transfer of AmerenCIPS' generating assets to Ameren GenCo, Ameren Fuels entered into an identical agreement with Ameren Energy Resources, the indirect parent of Ameren GenCo.

Money Pool, all as described below. Illinois Power will not engage in any financing transactions for which approval is sought herein unless, on a pro forma basis to take into account the amount and types of such financing and the application of the proceeds thereof, common equity as a percentage of capitalization (including short-term debt and current maturities of long-term debt) is at least 30%.

          a. External Short-term Debt. Illinois Power does not currently have any outstanding short-term debt (other than the current portion of long-term debt) or maintain any credit lines./17/ After becoming a subsidiary of Ameren, however, Illinois Power wishes to have the flexibility to establish credit lines and make short-term borrowings as needed to finance its operations and support working capital needs. Accordingly, Illinois Power requests authorization to issue commercial paper and/or establish and make short-term borrowings (i.e., maturities less than one year) under credit lines with banks or other institutional lenders from time to time during the Authorization Period, provided that the aggregate principal amount of commercial paper and borrowings by Illinois Power at any time outstanding under credit facilities will not exceed $500 million. Subject to such limitation, Illinois Power requests authority to sell commercial paper, from time to time, in established domestic or foreign commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Illinois Power also proposes to establish credit lines with banks or other institutional lenders and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it deems appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on short-term debt. The effective cost of money on all external short-term borrowings by Illinois Power will not exceed at the time of issuance the greater of (i) 300 basis points over the six-month London Interbank Offered Rate ("LIBOR"), or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     Illinois Power represents that, except for securities issued for the purpose of funding Utility Money Pool operations (see below), it will not issue any short-term debt securities in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to


----------
17 Currently, Illinois Power satisfies its working capital requirements in part from interest income received from Illinova under the Intercompany Note. As described in Item 1.4, prior to closing of the Transaction, Dynegy and Illinova will take steps to eliminate the Intercompany Note.

be issued, if rated, is rated investment grade; (ii) all outstanding securities of Illinois Power that are rated are rated investment grade; and (iii) all outstanding securities of Ameren that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one "nationally recognized statistical rating organization," as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Illinois Power requests that the Commission reserve jurisdiction over the issuance of any short-term debt securities that are rated below investment grade.

          b.  Participation in Utility Money Pool.
              -----------------------------------

          By order dated February 27, 2003 in File No. 70-10106 (Holding Co. Act Release No. 27655), as supplemented by order dated September 15, 2003 (Holding Co. Act Release No. 27721) (the "Money Pool Order"), Ameren is authorized to fund loans to AmerenUE, AmerenCIPS, AmerenCILCO and Ameren Services through the Utility Money Pool in order to provide for the short-term cash and working capital needs of these companies./18/ Further, to the extent not exempt under Rule 52, AmerenUE, AmerenCIPS, AmerenCILCO and Ameren Services are authorized to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool./19/ Ameren may not make borrowings under the Utility Money Pool. If surplus funds made available by the participants in the Utility Money Pool (i.e., "Internal Funds") are used to fund loans to eligible borrowers, the interest rate applicable to such loans is equal to the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial commercial paper composite rate. If proceeds from external borrowings by any participant in the Utility Money Pool (i.e., "External Funds") are used to fund loans to eligible borrowers, the interest rate is equal to the lending company's cost of borrowing. In cases where both Internal Funds and External Funds are used to fund loans to eligible borrowers, the applicable interest rate is a composite rate equal to the weighted average of the Internal Funds and External Funds.

     Illinois Power requests authorization herein to become a party to the Utility Money Pool Agreement (Exhibit B-2 hereto) after the closing of the Transaction on the same basis as AmerenUE, AmerenCIPS and AmerenCILCO. Borrowings by Illinois Power under the Utility Money Pool must be approved by the ICC (see Item 4 below) and therefore will be exempt pursuant to Rule 52(a).

     After the Transaction closes, Ameren may also make direct short-term loans to Illinois Power (and in connection therewith acquire promissory notes of Illinois Power evidencing such loans) in order to fund Illinois Power's capital improvements and working capital requirements. Such intercompany loan


----------
18 The authorization period under the February 27, 2003 order extends through March 31, 2006.

19 Borrowings by AmerenCIPS and AmerenCILCO under the Utility Money Pool have been approved by ICC and are therefore exempt under Rule 52(a). Borrowings by Ameren Services are exempt under Rule 52(b).

transactions must also be approved by the ICC (see Item 4 below) and therefore will be exempt under Rule 52(a)./20/

          c. Interest Rate Hedging Transactions. To the extent not exempt under Rule 52(a), Illinois Power requests authorization to enter into interest rate hedging transactions with respect to outstanding long-term and short-term indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage its effective interest rate cost. In no case will the notional amount of any Interest Rate Hedge exceed the principal amount of the underlying debt instrument. Transactions will be entered into for a fixed or determinable period. Thus, Illinois Power will not engage in speculative transactions. Interest Rate Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch, Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as exchange-traded interest rate futures contracts and over-the-counter interest rate swaps, caps, collars, floors, swaptions and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     In addition, Illinois Power requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate


----------
20 Ameren and Illinois Power have requested authorization from the ICC for Illinois Power to make borrowings under the Utility Money Pool and direct short-term borrowings from Ameren in an aggregate amount at any time outstanding not to exceed $500 million. (See Exhibit D-1.) In accordance with Rule 52(a), direct borrowings from Ameren will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren.

for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, Chicago Mercantile Exchange or other financial exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Illinois Power will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     Each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") guidelines in effect and as determined at the time entered into. Further, Illinois Power will comply with the Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB./21/

     1.10 Organization and Acquisition of Financing Subsidiaries.
          ------------------------------------------------------

     In connection with the issuance of long-term debt and preferred securities, Illinois Power requests authorization to acquire, directly or indirectly, the common stock or other equity securities of one or more entities (each a "Financing Subsidiary") formed exclusively for the purpose of facilitating the issuance of such long-term debt and/or preferred securities and for the loan or other transfer of the proceeds thereof to Illinois Power. In connection with any such financing transactions, Illinois Power may enter into one or more guarantees or other credit support agreements in favor of its Financing Subsidiary./22/ Illinois Power also requests authorization to enter into an expense agreement with any Financing Subsidiary, pursuant to which it would agree to pay all expenses of such Financing Subsidiary.

     Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax efficiencies, increased access to capital markets and/or lower cost of capital for Illinois Power. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Act.

     Illinois Power also requests authorization to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments


----------
21 The authority sought for interest rate hedging transactions in this Application/Declaration is identical to the authorization previously granted to AmerenUE and AmerenCIPS in File No. 70-10106 by order dated February 27, 2003 (Holding Co. Act Release No. 27655) and to AmerenCILCO under the CILCORP Order, supra n. 6.

22 Guarantees or other credit support provided by Illinois Power with respect to securities issued by any Financing Subsidiary will be exempt under Rules 52(a) and 45(b)(7) if the conditions of such rules are satisfied.

(individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate./23/

     1.11 Accounting Treatment for the Transaction; Impact on Rates.
          ---------------------------------------------------------

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," Ameren will use the purchase method of accounting for the Transaction. Under this method of accounting, the total cost of acquiring Illinois Power will be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed in the Transaction on the basis of their fair values on the date of the acquisition. Any premium (i.e., the excess of the cost over the fair values of the net assets acquired) will be recorded as goodwill./24/ In this case, Ameren intends to "push down" the purchase accounting and establish a new basis of accounting for the stand-alone financial statements of Illinois Power./25/ It is expected that, for accounting purposes, the goodwill recorded on Illinois Power's books as a result of the Transaction will generally remain unchanged, but it will be reviewed for potential impairment on a regular basis in accordance with SFAS No. 141 and SFAS No. 142 , "Goodwill and Other Intangible Assets."

     In the ICC application (Exhibit D-1 hereto), Ameren has committed to reverse the balance sheet and income statement impacts of the purchase accounting entries "pushed down" to the financial statements of Illinois Power so that there will be no impact on Illinois Power's rate base, cost of service or any other factor upon which Illinois Power's rates will be determined in future ICC proceedings, with the exception that Illinois Power is requesting ICC authorization to amortize ratably over the period 2005 - 2010 no less than $100 million of costs incurred to carry out the Transaction, and to recover the unamortized portion over the period 2007 - 2010. Under the Amended SPA, it is a


----------
23 "Mirror image" Notes issued by Illinois Power to any Financing Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.


24 Ameren estimates that the total cost of acquiring Illinois Power will be approximately $2.36 billion, consisting of the portion of the Purchase Price allocated to the Common Shares and the Preferred Shares ($2.175 billion), stock issuance costs of approximately $35 million, transaction costs of approximately $25 million, integration costs of approximately $10 million, severance costs of approximately $9 million, and debt redemption premiums of approximately $100 million.

25  Staff Accounting Bulletin (SAB) Topic 5-J does not require Ameren to
"push down" the purchase accounting to Illinois Power since Illinois Power has substantial amounts of publicly-held debt. Nevertheless, if the purchase accounting is not "pushed-down" to Illinois Power, the accounting adjustments required in connection with the elimination of the Intercompany Note, as described in Item 1.4 above, would leave Illinois Power with negative retained earnings, a result that is not acceptable to Ameren since it would impair Illinois Power's ability to pay dividends.

condition precedent to Ameren's obligation to consummate the Transaction that the ICC approve the "push down" of the purchase accounting entries to the financial statements of Illinois Power, subject to the foregoing commitments regarding rate impacts.

     1.12 Reports Pursuant to Rule 24.
          ---------------------------

     Ameren will file certificates of notification pursuant to Rule 24 within 10 days following closing of the Transaction. In addition, Ameren and Illinois Power propose to file certificates of notification pursuant to Rule 24 that report each of the financing transactions carried out in accordance with the terms and conditions of and for the purposes represented in Items 1.9 and 1.10 of this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

     (a) the principal amount, type (e.g., commercial paper, bank notes, etc.) and material terms (e.g., interest rate and maturity) of any short-term debt securities issued by Illinois Power to lenders other than Ameren;

     (b) the principal amount and material terms (e.g., interest rate and maturity) of any short-term note issued by Illinois Power to Ameren;/26/

     (c) the notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into by Illinois Power during the quarter and the identity of the parties to such instruments;

     (d) with respect to each Financing Subsidiary that has been formed, a representation that the financial statements of Illinois Power shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by Illinois Power in such Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by Illinois Power; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers; and

     (e) the consolidated balance sheet of Illinois Power as of the end of the calendar quarter, which may be incorporated by reference to annual, quarterly and other reports filed by Illinois Power under the Securities Act of 1933 or Securities Exchange Act of 1934.


----------
26 For convenience, it is proposed to combine information on borrowing and lending activity by Illinois Power under the Utility Money Pool with the information on such activity provided for Ameren's other utility subsidiaries in reports under Rule 24 filed in File No. 70-10106.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     It is estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by Ameren in connection with the Transaction will not exceed $25 million, assuming that the Transaction closes, as follows:


Investment bankers fees and expenses..........................$15,000,000

Consultants fees and expenses.................................$ 2,000,000

Accountants fees..............................................$ 2,000,000

Legal fees and expenses.......................................$ 5,000,000

Other.........................................................$ 1,000,000
                                                              -----------

            TOTAL.............................................$25,000,000


     Total fees, commissions and expenses incurred or to be incurred by Illinois Power in connection with the issuance of short-term debt securities to any non-associate company, including dealer discounts, commitment fees, compensating balances, fees for obtaining letters of credit, rating agency fees, and other fees and costs customarily incurred in connection with the issuance of such securities or obtaining third-party credit support, will not exceed 6% of the amount of any specific financing transaction./27/

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1 General Overview of Applicable Statutory Provisions. The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Transaction and related transactions:


APPLICABLE SECTIONS OF THE ACT AND RULES.   DESCRIPTION OF TRANSACTION.

Sections 6(a), 7, 9(a), 10, 12(b)           Issuance of short-term debt
and 12(f); Rules 45 and 52(a)               securities by Illinois Power to
                                            Ameren and to unaffiliated lenders
                                            and borrowings pursuant to Utility
                                            Money Pool

Sections 8, 9(a), 10, and 11(b)(1);         Acquisition by Ameren of Common
Rule 51                                     Shares and Preferred Shares of
                                            Illinois Power

Sections 9(a), 10 and 12(b)                 Acquisition of common stock or other
                                            equity securities of Financing


----------
27 This is the same limitation on fees, commissions and expenses approved by the Commission under the 2001 Financing Order, supra n. 14, in connection the issuance of equity and debt securities by Ameren.

                                            Subsidiaries by Illinois Power;
                                            acquisition of outstanding senior
                                            securities of Illinois Power by
                                            Ameren and contribution thereof to
                                            Illinois Power

Sections 8 and 11(b)(1)                     Retention by Ameren of the gas
                                            utility properties of Illinois Power
                                            as part of additional public utility
                                            system; retention of non-utility
                                            subsidiaries and investments of
                                            Illinois Power

Section 13(b); Rules 87, 90 - 91            Approval of the services to be
                                            provided by Ameren Fuel to Illinois
                                            Power

Section 32(h); Rule 54                      Generally applicable to all of the
                                            above transactions.

     As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Specifically, the Commission should find that:

     o the consideration to be paid in the Transaction is fair and reasonable;

     o the Transaction will not create detrimental interlocking relations or concentration of control;

     o the Transaction will not result in an unduly complicated capital structure for the Ameren system;

     o the Transaction is in the public interest and the interests of investors and consumers;

     o the Transaction is consistent with Section 8 of the Act and not detrimental to carrying out the provisions of Section 11;

     o the Transaction will tend toward the economical and efficient development of an integrated electric utility system; and

     o    the Transaction will comply with all applicable state laws.


     3.2  Compliance with Section 10(b).
          -----------------------------

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or


     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

          a.  Section 10(b)(1).
              ----------------

          The standards of Section 10(b)(1) are satisfied because the proposed Transaction will not "tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized, however, that such interlocking relationships are permissible in the interest of efficiencies and economies. See Northeast Utilities, 50 S.E.C. 427, 443 (1990) ("Northeast Utilities"), as modified, 50 S.E.C. 511 (1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities). The links that will be established as a result of the Transaction are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing utility mergers unrelated to operating economies./28/ As described elsewhere in this Application/Declaration, the Transaction will achieve various operating synergies. Among other things, Illinois Power will enter into contractual arrangements with other Ameren system companies under which various administrative and management services will be provided. Because substantial benefits will accrue to the public, investors and consumers from the affiliation of Ameren and Illinois Power, whatever interlocking relationships may arise from the combination are not detrimental.

     In applying Section 10(b)(1) to a utility acquisition, the Commission must further determine whether such acquisition will result in "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). The Transaction will not create a "huge, complex and irrational system" but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. See American Electric Power Company, Inc., 46 S.E.C. 1299, 1307 (1978) ("AEP"). The Transaction will combine the strengths of the companies, enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than either could alone, and


----------
28 See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . ..").

at the same time create a larger and more diverse asset and customer base with enhanced opportunities for operating efficiencies and risk diversification.


     Illinois Power serves approximately 600,000 retail electric customers and approximately 415,000 retail gas customers. If the Transaction is approved, the Ameren system will serve approximately 2.3 million electric customers and approximately 915,000 retail gas customers in parts of Missouri and Illinois. On a pro forma basis, as of December 31, 2003, Ameren will have consolidated assets of about $18 billion, including net utility plant of approximately $13 billion. For the twelve months ended December 31, 2003, pro forma combined operating revenues will total approximately $6 billion.


     The following table compares Ameren after the Transaction to other registered holding company systems that compete with Ameren in the midwest and central U.S. power markets in terms of total assets, operating revenues and electric and (where applicable) retail gas customers (all data as of and for the year ended December 31, 2003):

   System             Total Assets          Operating Revenues          Utility Customers -
                                                                        Electric (E)/Gas (G)
                                                                        --------------------


   Exelon Corp.       $41,941,000,000        $15,812,000,000             E - 5.1 million
                                                                         G - .46 million

   American           $36,744,000,000        $14,545,000,000             E - 5.0 million
   Electric Power
   Co.

   FirstEnergy        $32,910,000,000        $12,307,000,000             E - 4.4 million

   Entergy Corp.      $28,554,000,000        $ 9,195,000,000             E - 2.6 million
                                                                         G - .24 million

   Xcel Corp.         $20,205,000,000        $ 7,938,000,000             E - 3.2 million
                                                                         G - 1.7 million

   Cinergy Corp.      $14,119,000,000        $ 4,416,000,000             E - 1.5 million
                                                                         G -  .5 million

   Ameren             $18,000,000,000        $ 6,000,000,000             E - 2.3 million
   (pro forma)                                                           G - .92 million




     As the foregoing table shows, following the acquisition of Illinois Power, the Ameren system will be substantially smaller than Exelon Corporation ("Exelon"), which is the largest utility, by far, in Illinois, as well as American Electric Power Company, Xcel Corp., FirstEnergy and Entergy Corp., which operate in contiguous regions. In any case, the Commission has rejected an interpretation of Section 10(b)(1) that would impose per se limits on the post-merger size of a registered holding company. Instead, the Commission assesses the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. In AEP, the Commission noted that, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations... [and] [t]hey wished to preserve these opportunities." AEP, 46 S.E.C. at 1309. By virtue of the Transaction, Ameren will be in a position to realize precisely these types of benefits. Among other things, the Transaction is expected to yield operating cost savings, corporate and administrative savings and purchasing savings, among others. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.3 below.

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Municipal Electric Association of Massachusetts v. SEC, 413 F.2d 1052 (D.C. Cir. 1969). As the Commission noted in Northeast Utilities, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." Northeast Utilities, 50 S.E.C. at 445 (citing AEP, 46 S.E.C. at 1324 - 25). In this case, Ameren and Dynegy will file Notification and Report Forms with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market.

     The competitive impact of the Transaction on wholesale power markets will also be considered by the FERC in light of the criteria set forth in FERC's Order No. 592 (hereinafter, the "Merger Policy Statement")/29/ and Order No. 642./30/ Specifically, the FERC will consider the effects of combining Ameren's and Illinois Power's generation assets (horizontal market power), the effects of combining generation and transmission assets (one aspect of vertical market power), and the effects of combining electric and natural gas assets. The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such matters. See City of Holyoke v. SEC, 972 F.2d at 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

     The ICC will also consider the effect of the Transaction on competition in Illinois. In this case, because Ameren will be acquiring only a very small amount of generation capacity (i.e., IGC's 20% interest in EEInc, which owns the Joppa Plant, and 5.25 MW of capacity jointly owned by Illinois Power and a customer), the Transaction is not expected to have any material adverse effect on competition in Illinois.


----------
29 See Inquiry Concerning Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. & Regs. [Regs. Preambles 1996 - 2000] P. 31,044 (1996), reconsideration denied, Order No. 592-A, 79 FERC P. 61,321 (1997)
(codified at 18 C.F.R. ss. 2.26).

30 See Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, FERC Stats. & Regs. [Regs. Preambles July 1996 - December 2000]P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERCP. 61,289
(2001).

          b.  Section 10(b)(2).

          Section 10(b)(2) of the Act precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired." The Commission has found "persuasive evidence" that the standards of
Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by an opinion of a financial advisor. See Entergy Corp., 51 S.E.C. 869 at 879 (1993); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).

     There is no basis for the Commission to question the fairness of the consideration to be paid to Dynegy for Illinois Power's common stock. Dynegy solicited and received non-binding expressions of interest for the purchase of Illinois Power from several potential purchasers, including Ameren. After evaluating these expressions of interest, Dynegy and Exelon entered into a purchase agreement on October 31, 2003, pursuant to which Exelon, through a new subsidiary, agreed to acquire substantially all of Illinois Power's assets and liabilities. That agreement was terminated by the parties on November 22, 2003, and, on December 5, 2003, Dynegy and Ameren announced that they were engaged in exclusive discussions regarding the sale of Illinois Power to Ameren. The Original Agreement was entered into on February 2, 2004, following intense negotiations between the parties, in which each was assisted by a financial advisor, and completion of substantial due diligence by Ameren.

     There is also no basis for the Commission to conclude that the consideration to be paid for Illinois Power does not bear a fair relation to the earning capacity of Illinois Power's utility assets. In this case, Ameren requested its financial advisor, Goldman, Sachs & Co. ("Goldman Sachs"), to provide an opinion as to the fairness from a financial point of view to Ameren of the consideration to be paid for Illinois Power (as well as for IGC's 20% interest in EEInc). On February 2, 2004, Goldman Sachs provided its opinion addressed to the Board of Directors of Ameren to the effect that, as of that date and based upon and subject to the matters and assumptions set forth therein, the Aggregate Purchase Price (as defined in the opinion) to be paid by Ameren for Illinois Power (and for IGC's 20% interest in EEInc) pursuant to the relevant agreements "is fair from a financial point of view to [Ameren]." Goldman Sachs' fairness opinion is filed herewith as Exhibit J.

     Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. Ameren believes that the Transaction costs are reasonable and fair in light of the size and complexity of the proposed Transaction, and that the anticipated benefits of the Transaction to the public, investors and consumers are consistent with recent precedents and meet the standards of Section 10(b)(2). The total estimated fees and expenses of the Transaction paid or incurred by Ameren, approximately $25 million (see Item 2 - Fees, Commissions and Expenses), are less than 1% of the Purchase Price. This is consistent with (and in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., 51 S.E.C. at 881, n. 63 (fees and expenses of $38 million, representing approximately 2% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act

Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired); and American Electric Power Company, Inc., et al., Holding Company Act Release No. 27186 (June 14, 2000), n. 40 (total fees, commissions and expenses of approximately $72.7 million, representing 1.1% of the value of the total consideration paid by American Electric Power to the shareholders of Central and South West Corp.).

          c.  Section 10(b)(3).
              ----------------

          Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the Ameren system.


     The capital structure of the Ameren system will not change materially as a result of the Transaction. In the Transaction, Ameren will acquire 100% of the issued and outstanding common stock of Illinois Power. Hence, the Transaction will not create any publicly-held minority stock interest in the voting securities of any public utility company. The outstanding debt securities and preferred stock of Illinois Power will also remain as outstanding obligations of Illinois Power and will not be recourse to Ameren or any other company in the Ameren system.


     Set forth below are summaries of the capital structures of Ameren and Illinois Power as of December 31, 2003, and the pro forma consolidated capital structure of Ameren (assuming the Transaction had been consummated on December 31, 2003):

      Ameren and Illinois Power Historical Consolidated Capital Structures

                            Ameren                                Illinois Power
                            ------                                --------------

Common             $4,354,000,000        46.9%               $1,484,900,000         43.0%
stock equity
Preferred            $182,000,000         1.9%                  $45,800,000          1.3%
securities
Long-term          $4,091,000,000        44.1%               $1,780,200,000         51.5%
debt *
Short-term           $659,000,000         7.1%                 $145,000,000          4.2%
debt **            --------------      --------              --------------       -------
       Total       $9,286,000,000       100.0%               $3,455,900,000        100.0%


                 Ameren Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)


Common stock equity                 $5,504,000,000           46.4%

Preferred securities                  $228,000,000            1.9%

Long-term debt *                    $5,121,000,000           43.2%

Short-term debt **                  $1,004,000,000            8.5%
                                     -------------            ----

            Total                  $11,867,000,000          100.0%

        *    Includes mandatorily redeemable preferred stock. Also, in the case of Illinois Power, includes $345,600,000 of transitional funding trust notes issued by IPSPT.
        **   Includes current maturities of long-term debt.



     As the foregoing shows, Ameren's pro forma consolidated common equity to total capitalization ratio of 46.4% will comfortably exceed the "traditionally acceptable 30% level." See Northeast Utilities, 50 S.E.C. at 440, n. 47. As a result of the Transaction and related recapitalization of Illinois Power, the Intercompany Note will be retired and approximately $1 billion of accumulated deferred income taxes will be removed from Illinois Power's balance sheet. Ameren has made a commitment to increase common equity as a percentage of Illinois Power's total capitalization (including short-term debt) to 50-60% by December 31, 2006. The Transaction will have no effect on the capitalization of AmerenUE, AmerenCIPS, AmerenCILCO, or AERG, Ameren's other public-utility subsidiaries. Common equity as a percentage of capitalization of each of these companies is and will remain well over 30%.


     Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Ameren system. The proposed combination of Ameren and Illinois Power is entirely consistent with the proper functioning of a registered holding company system. Ameren's and Illinois Power's electric utility operations are contiguous and interconnected and will be operated as a single interconnected and coordinated system following the Transaction. Likewise, Ameren's existing gas utility operations and Illinois Power's gas operations, which serve adjoining areas of Illinois and Missouri, will be coordinated following the Transaction.


     The Transaction will result in substantial, and otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies. Moreover, the Transaction must be approved by both the ICC and the

FERC, which ensures that the interests of customers will be adequately protected. Among other things, both of those agencies will review the proposed Transaction for its possible adverse effects on competition in relevant markets. For these reasons, Ameren believes that the Transaction will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

     3.3  Section 10(c).
          -------------


          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:


     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or


     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

          a.  Section 10(c)(1).
              ----------------

              (a)  The Transaction will be lawful under Section 8.
                   ----------------------------------------------

              Section 10(c)(1) first requires that the Transaction be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Transaction will not result in any new situation of common ownership of so-called "combination" systems within a given state. Illinois Power already provides electric and gas service in overlapping areas of Illinois. Moreover, the ICC has jurisdiction over the Transaction. Accordingly, the Transaction does not raise any issue under Section 8.

              (b) The Transaction will not be detrimental to carrying out the provisions of Section 11.
                   -----------------------------------------------------------

              Section 10(c)(1) also requires that the Transaction not be "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission generally to limit a registered holding company "to a single integrated public-utility system," either electric or gas. An exception to this requirement, as discussed below, is provided in
Section 11(b)(1)(A) - (C) (the "ABC clauses"), which permits a registered holding company to retain one or more additional (i.e., secondary) integrated public-utility systems if the system satisfies the criteria of the ABC clauses. In the 1997 Merger Order, the Commission determined that Ameren's primary system, comprised of the electric utility facilities of AmerenUE and AmerenCIPS, constitutes an integrated electric utility system; and that the gas utility properties of AmerenUE and AmerenCIPS together constitute an integrated gas utility system that is retainable under the standards of the ABC clauses.

Likewise, in the CILCORP Order, the Commission determined that AmerenCILCO's electric utility assets and Ameren's primary electric utility system together comprises an integrated electric utility system, and that AmerenCILCO's gas utility properties, when added to Ameren's existing gas utility system, constitutes an integrated gas utility system that is retainable under the standards of the ABC clauses. At issue in this proceeding is whether Ameren's acquisition of Illinois Power, which also operates as both an electric and gas utility in substantially the same areas of Illinois, will result in a system that is "detrimental to the carrying out of the provisions of section 11."


     As explained more fully below, the combination of the electric utility operations of AmerenUE, AmerenCIPS, AmerenCILCO (including the generating assets of AmerenCILCO now held by AERG) and Illinois Power will result in a single, integrated electric utility system. In addition, the combination of Illinois Power's gas utility properties with those of AmerenUE, AmerenCIPS and AmerenCILCO will comprise an integrated gas utility system that may be retained by Ameren as an additional system under the ABC clauses of Section 11(b)(1). These standards are addressed below.

                   (i)  Integration of Electric Operations.

                   The threshold question is whether the electric utility properties of Illinois Power can be combined with those of AmerenUE, AmerenCIPS, AmerenCILCO and AERG to form a single "integrated public-utility system," which, as applied to electric utility companies, is defined in Section 2(a)(29)(A) to mean:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.


     Reading the statutory definition closely, there are four distinct and separate components of integration, as applied to an electric system: physical interconnection; coordination; limitation to a single area or region; and no impairment of localized management, efficient operation, and the effectiveness of regulation. See National Rural Electric Cooperative Association v. Securities and Exchange Commission, 276 F.3d 609 at 611 (D.C. Cir. 2002). The Transaction satisfies each of these tests.

                        A. Interconnection. The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." As previously noted, the electric service areas of AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power in Illinois are adjacent and their facilities are physically interconnected at numerous points (see Exhibit K). Under traditional analysis, this fact alone satisfies the interconnection requirement. See e.g., Energy East, et al., Holding Company Act Release No. 27546 (June 27, 2002).


                        B. Coordination. Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998), citing The North American Company, 11 S.E.C. 194, 242 (1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946). The Commission has noted that, through this standard, "Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." See Cities Service Co., 14 S.E.C. 28 at 55 (1943). Traditionally, the most obvious indicia of "coordinated operations" was the ability to jointly dispatch all system generating units automatically on an economic basis in order to achieve the lowest overall cost of electricity. However, in recent cases, the Commission has recognized that joint economic dispatch is not per se a requirement for a finding of coordinated operations. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

     Since Illinois Power does not own any material generating assets, the coordination of electric utility operations between Illinois Power and Ameren's other utility subsidiaries will not be achieved through joint dispatch of generating facilities. Notwithstanding, after the Transaction closes, there will be a high degree of coordination in both energy supply and energy delivery functions of the two companies. For example, the actual management and staffing of many of the separate control area functions of Ameren and Illinois Power will be centralized in Ameren Services' Energy Supply department, which will manage the day-to-day operations of the combined transmission systems of AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power. Ameren's and Illinois Power's respective Energy Delivery groups will also be combined for reporting purposes under a single manager within Ameren Services. The Energy Delivery groups will jointly manage transmission and distribution construction, maintenance programs and emergency restoration services, will have access to each other's electric and gas training facilities, and will share certain existing information systems. Illinois Power will also benefit from having greater access to supplemental equipment and critical spare parts used in responding to emergency conditions.

     Finally, because AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power are, or will become, directly or indirectly, members of MISO, their transmission assets will be under common day-to-day control and management. Thus, in terms of both generation and transmission facilities, there will be a high degree of coordination.

     Under Section 2(a)(29)(A), the Commission must also find that the resulting interconnected and coordinated system may be "economically operated." This calls for a determination that coordinated operation of the combined company's facilities is likely to produce economies and efficiencies. The question of whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was recently addressed by the U.S. Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy." Id. at 1341. As discussed below, the Transaction will meet this standard.


     In short, all aspects of the combined system will be centrally directed and efficiently planned and coordinated. As with other utility combinations approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed transaction.

                        C. Single Area or Region. As required by Section 2(a)
(29)(A), the operations of Ameren following the Transaction will be confined to a "single area or region in one or more States." The retail service area of the Ameren system will continue to be confined to the two adjoining states (Missouri and Illinois) in which Ameren already operates. Moreover, as indicated, subject to receiving regulatory approvals, AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power all intend to transfer functional control over their transmission systems to the MISO.

                        D. Size. The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. In the instant matter, these standards are easily met. The size of the Ameren electric system will not impair the advantages of localized management, efficient operation or the effectiveness of regulation. Instead, the proposed Transaction will actually increase the efficiency of operations.

     Localized Management -- Although Illinois Power will necessarily come under new management as a result of the Transaction, it will continue to exist as a separate legal entity and will continue to operate through regional offices with local service centers and line crews available to respond to customers' needs. This operational structure, which is similar to that currently in place at AmerenUE, AmerenCIPS, and AmerenCILCO, will permit the local, district and regional management teams of Illinois Power to budget for operation of the electric distribution system and to schedule work forces in order to provide the same (or better) quality of service to customers of Illinois Power./31/ In short, Illinois Power will continue to be managed on a day-to-day basis at a


----------
31 In the ICC application (Exh. D-1 hereto), Illinois Power and Ameren have committed, among other things, to maintain Illinois Power's headquarters in Decatur for at least five years after the Transaction closes and to limit workforce reductions to not more than 25 employees for a period of four years after closing, other than workforce reductions that occur through attrition and voluntary separation programs.

local level, particularly in areas that must be responsive to local needs. Accordingly, the advantages of localized management will not be impaired.


     Efficient Operation -- As discussed below in the analysis of Section 10(c)(2), the Transaction will result in greater economies and efficiencies. Operations will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.


     Effective Regulation -- The Transaction will not impair the effectiveness of regulation at either the state or federal level. Illinois Power will continue to be regulated by the ICC with respect to retail rates, service, securities issuances and other matters, and by FERC with respect to interstate electric sales for resale and transmission services.

                   (ii) Integration of Gas Operations.


                   The gas utility properties of Illinois Power, when added to those owned by AmerenUE, AmerenCIPS, and AmerenCILCO, will form an "integrated gas-utility system," which is defined in Section 2(a)(29)(B) to mean:


     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Thus, the definition of an integrated gas-utility system has three distinct parts, each of which will be satisfied in this case.

                        A. Coordination.In order to find coordination among the gas-utility companies in the same holding company system, the Commission has historically focused primarily on the operating economies that may be effectuated through coordinated management of gas supply portfolios (i.e., gas purchase arrangements, transportation agreements, and storage assets), the access of the gas-utility companies in the same holding company system to common market and supply-area hubs, the functional merger of separate gas supply departments under common management, and sharing of data management software systems. See NIPSCO Industries, Inc., 53 S.E.C. 1296 at 1306 - 1309 (1999); New Century Enterprises, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000). The Commission has also recognized that substantial operating economies can be achieved through access to the resources of an affiliated gas marketer. See Sempra Energy, 53 S.E.C. 1242 at 1251 - 1252 (1999).

     AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power currently manage similar physical properties and contractual assets: natural gas supply and transportation contracts and owned and leased storage capacity. Following the acquisition of Illinois Power, Ameren Fuels will enter into a fuel services agreement with Illinois Power that is substantially identical to the existing Fuel Services Agreements between Ameren Fuels and AmerenUE, AmerenCIPS, and AmerenCILCO. Under these agreements, personnel of Ameren Fuels will manage all of the natural gas supply, transportation and storage activities on behalf of the four utility companies. This will include procuring natural gas supply, transportation services and storage capacity; negotiating agreements; nominating and scheduling gas deliveries; balancing system demand and supply; and performing state and federal regulatory responsibilities, in each case as agent for the three companies. In order to perform these functions, Ameren Fuels personnel will utilize both Ameren's and Illinois Power's existing Supervisory Control and Data Acquisition ("SCADA") systems, which are connected, through dedicated communications links, to hundreds of locations where gas measurement, pressure regulation, and odorization are monitored. The SCADA systems will also be used to monitor and control injections and withdrawals from all on-system storage fields.

     Other areas in which the gas operations of Ameren's current utilities and Illinois Power will likely be coordinated include centralized management of gas price hedging activities, monitoring compliance with pipeline safety regulations (including inspection and maintenance programs), and training programs.

                        B. Single Area or Region. The combined gas system of AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power will also be confined to Missouri and Illinois. The areas served in Illinois are mostly contiguous. The high pressure distribution and transmission systems currently operated by Ameren are connected to eight interstate pipelines: Panhandle Eastern Pipe Line Company ("Panhandle"), Trunkline Gas Company ("Trunkline"), Texas Eastern Transmission Corporation, Natural Gas Pipeline Company of America, Inc. ("NGPL"), Texas Gas Transmission Corporation, Midwestern Gas Transmission Corporation, ANR Pipeline Company ("ANR") and Mississippi River Transmission Corporation ("MRT"). The high pressure distribution and transmission systems currently operated by Illinois Power are connected to five of these interstate pipelines: Panhandle, Trunkline, MRT, NGPL and ANR. These common pipelines will give all of Ameren's utility subsidiaries access to gas supplies produced in the Mid-Continent region (Kansas and the Texas/Oklahoma Panhandle) and Gulf Coast onshore and offshore (Louisiana and Texas) producing areas and, to a lesser extent, the Rocky Mountain and western Canada producing basins. Thus, the four utilities will share a "common source of supply."

                        C. Size. For the same reasons given above in connection with the discussion of impacts of the Transaction on the combined electric system, localized management, efficient operation, and the effectiveness of regulation will not be impaired by the resulting size of the integrated gas utility system.

              (c)  Retention of Combined Gas System.
                   --------------------------------

              As indicated, under the "ABC clauses" of Section 11(b)(1), a registered holding company can own "one or more" additional integrated public utility systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

                   (i)  Loss of Economies.
                        -----------------

                   Clause A requires a showing that each additional integrated system (in this case, the integrated gas utility system formed by combining the operations of AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power) cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system. Historically, the Commission has considered four ratios as a "guide" to determining whether lost economies would be "substantial" under Section 11(b)(1)(A). Specifically, the Commission has considered the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions, gross income and net income. See Engineers Public Service Co., 12 SEC 41 (1942), rev'd on other grounds and remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788
(1947) ("Engineers"), and New England Electric System, 41 S.E.C. 888, 893 - 899
(1964). In Engineers, the Commission suggested that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income, and 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies" associated with a divestiture. 12 SEC at 59. More recently, the Commission has indicated that it will no longer require a comparison of resulting loss ratios to those in earlier cases. See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000), fn. 40.

     In its early decisions, the Commission considered the increases in operational expenses that were anticipated upon divestiture, but also took into account, as offsetting benefits, the significant competitive advantages that were perceived to flow from a separation of gas and electric operations. The Commission's assumption was that a combination of gas and electric operations is typically disadvantageous to the gas operations and, hence, the public interest and the interests of investors and consumers would be benefited by a separation of gas from the electric operations. In more recent cases, however, the Commission has recognized that these assumptions are outdated and that the historical ratios do not provide an adequate indication of the substantial loss of economies that may occur by forcing a separation of electric and gas. Specifically, beginning with its decision in New Century Energies, Inc., 53 S.E.C. 54 (1997), the Commission took notice of the changing circumstances in today's electric and gas industries, notably the increasing convergence of the electric and gas industries. The Commission concluded that, "in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." 53 S.E.C. at

76. This view was repeated in subsequent cases, including the 1997 Merger Order and WPL Holdings, Inc., 53 S.E.C. 501 (1997). The Commission has also recognized that revenue enhancement opportunities and other benefits likely to be realized from a "convergence" merger would be diminished or lost if the Commission forced a divestiture of the additional system. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); and Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000).

     Ameren will prepare an analysis (the "Divestiture Study") that quantifies the estimated economic impact of a divestiture of the combined gas operations of AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power into a new, stand-alone company (referred to here as "New GasCo"). The Divestiture Study will be filed by amendment as Exhibit H hereto.

     Finally, in its analysis of clause A, the Commission has also taken into account the historical association of the electric and gas operations and the views of the interested state commissions. New Century Energies, 53 S.E.C. at
78. As in that case, the electric and gas assets of both Illinois Power and Ameren's current utility subsidiaries have been under common control for many years, and the Transaction will not alter the status quo. Further, the Missouri Public Service Commission, which has jurisdiction over AmerenUE, and the ICC, which has jurisdiction over both AmerenUE and AmerenCIPS, did not object at the time that the Ameren system was formed to the continued ownership of both electric and gas utility operations in a single system. The ICC had another opportunity to consider this issue in connection with its approval of Ameren's acquisition of CILCORP.

                   (ii) Same State or Adjoining States.
                        ------------------------------

                  The proposed Transaction does not raise any issue under
Section 11(b)(1)(B) of the Act, as the gas utility properties of New GasCo are located and operate exclusively in Illinois and Missouri, the same two States in which AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power already operate as electric utilities. Thus, the requirement that each additional system be located in one State or adjoining States is satisfied.

                   (iii) Size.
                         ----

                   Further, retention of the combined gas utility business does not raise any issues under Section 11(b)(1)(C) of the Act. The combination of both electric and gas utility systems under the control of a single holding company will be "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." As the Commission has recognized, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued ownership of the combined gas system by Ameren is not too large.


     As of December 31, 2003, and giving effect to the Transaction, the operations of New GasCo would represent only about 7% of Ameren's post-Transaction gross utility plant, and only about 18% of Ameren's post-Transaction net operating revenues.

     As indicated, the gas procurement functions of Illinois Power, AmerenUE, AmerenCIPS, and AmerenCILCO will be centralized in Ameren Fuels. Ameren Fuels will administer the combined portfolios of natural gas supply, transportation and storage contracts as agent for all four companies. In most other respects, the local operations of Illinois Power will continue to be handled from Illinois Power's local and regional operations centers, with supplemental support provided by other Ameren system companies with personnel and other resources in close proximity. Thus, the advantages of localized management will be preserved.

              (d) Retention of Illinois Power's Non-Utility Subsidiaries and Investments.
                   ----------------------------------------------------------

              Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." The Commission has historically interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core utility business. See, e.g. Michigan Consolidated Gas Co., 44 S.E.C. 361
(1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971); United Light and Railways Co., 35 S.E.C. 516 (1954); CSW Credit, Inc., 51 S.E.C. 984 (Mar. 2, 1994); and Jersey
Central Power and Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987). In addition, the Commission has permitted new registered holding companies to retain passive investments which, although not meeting the functional relationship test, could nevertheless be acquired under the standards of Section 9(c)(3) of the Act.

     As described in Item 1.3, Illinois Gas Supply was formed for the purpose of acquiring interests in oil and gas leases./32/ Illinois Power's other non-utility subsidiaries are special purpose financing subsidiaries,/33/ or entities that are inactive (and in some cases in the process of liquidation). Thus, all of Illinois Power's non-utility subsidiaries are retainable under the standards of Section 11(b)(1).

              b.   Section 10(c)(2).
                   ----------------

              The Commission and the courts have interpreted Section 10(c)(2) of the Act to require that, in addition to satisfying the four single-integrated-system requirements of Section 2(a)(29)(A), a proposed acquisition of an electric utility company must also produce net efficiencies and economies. National Rural Electric Cooperative Association, 276 F.3rd at 611 (citing Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523, 528 (D.C. Cir. 1989). In this case, the Transaction will "serve the public interest by tending toward the economical and efficient development of an integrated public


----------
32 The Commission has authorized other registered electric utility holding companies to acquire or retain interests in companies engaged in natural gas exploration, production, gathering, processing and storage. See e.g., Progress Energy, Inc., Holding Co. Act Release No. 27673 (May 5, 2003); Cinergy Corp., Holding Co. Act Release No. 27717 (Aug. 29, 2003).

33 The Commission has also authorized registered holding companies to acquire the securities of companies organized exclusively for the purpose of facilitating the issuance of securities. See e.g., Ameren Corporation, et al., Holding Co. Act Release No.10159 (Dec. 18, 2003).

utility system," and therefore will satisfy the requirements of Section 10(c)(2) of the Act.


     The Transaction will produce economies and efficiencies that are sufficient (given the size of the Transaction) to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realized only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, 46 S.E.C. at 1320 - 1321. Some potential benefits cannot be precisely estimated; nevertheless, they too are entitled to be considered. As the Commission has observed, "[s]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 49 S.E.C. at 480.


     The Transaction will benefit Illinois Power's customers in several important respects. Presently, Illinois Power has below investment grade ratings, which has prevented Illinois Power from accessing lower cost sources of capital. The Transaction and subsequent recapitalization of Illinois Power will result in significant improvement of Illinois Power's credit ratings, enhance its access to capital, and lower its capital costs for the long term./34/ It is expected that one of the major ratings agencies will rate Illinois Power's long-term debt investment grade subsequent to closing. These benefits will be passed on to consumers.


     The integration of Illinois Power into the Ameren system will also allow Illinois Power, and therefore its customers, to benefit from economies of scale associated with a larger energy procurement function and delivery system. In this regard, Ameren has committed to make additional investments in Illinois Power's infrastructure. Specifically, Ameren has committed that Illinois Power will make capital expenditures of at least $275 million to $325 million in its system in the first two years after the Transaction closes.


     The Transaction is also expected to produce cost savings through purchasing economies, elimination of duplicate energy delivery services (such as transmission and distribution system maintenance programs, call center operations, customer services, etc.) and limited staff reductions. Ameren estimates that ongoing pre-tax savings associated with non-fuel operations and maintenance expenses will be approximately $13 million per year.


     Ameren estimates that, in order to achieve the projected level of savings, approximately $19 million in one-time transition expenses will be incurred. These expenditures are required principally to enable Illinois Power to utilize Ameren's systems and to pay for relocation and severance costs and facilities integration.


----------
34 As previously described, Illinois Power currently does not have a facility in place to access working capital through short-term borrowings. Further, additional long-term debt financing has been made available to Illinois Power only at relatively high interest rates with restrictive covenants. Following the Transaction, Illinois Power will have the ability to access the capital markets on more reasonable terms, as well as the ability to borrow under the Utility Money Pool and/or directly from Ameren.

     Although these quantifiable savings are modest in relation to savings that have been projected in other recent merger cases approved by the Commission, they are nevertheless meaningful in relation to the overall Transaction size. Moreover, Ameren expects that the aggregate of all potential savings, as described above, will exceed the cost to achieve such savings and that the Transaction will be accretive to earnings by 5 to 10 cents per share in the first year after the Transaction is completed.

     3.4  Section 10(f).
          -------------

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As previously indicated, the Transaction is subject to approval by the ICC. In addition, closing conditions under the Amended SPA are designed to assure compliance with all other applicable State laws.

     3.5  Intra-system Transactions.
          -------------------------

     The sale of goods and services to Illinois Power and its subsidiaries following the effective date of the Transaction pursuant to the Service Agreement and the Fuel Services Agreement will be carried out in accordance with the requirements and provisions of Section 13(b) of the Act and Rules 87, 90 and 91.

     The acquisition of Illinois Power will not necessitate any change in the organization of Ameren Services, the type and character of the companies to be served, the methods of allocating costs to associate companies, or the scope or character of the services to be rendered. However, subject to Ameren's commitment to the ICC regarding work force reductions, it is contemplated that certain employees of Illinois Power may be transferred to and become employees of Ameren Services after the Transaction closes.

     3.6  Rule 54 Analysis.
          ----------------

     Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any EWG or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53 (a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs as of December 31, 2003 was $425,165,404, or approximately 23.4% of Ameren's "consolidated retained earnings" (also as defined in Rule


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


53(a)(1)) for the four quarters ended December 31, 2003 ($1,813,903,019). On a pro forma basis, to take into account Ameren's acquisition of IGC's 20% interest in EEInc, Ameren's "aggregate investment" would be $550,165,404, or about 30.3% of "consolidated retained earnings" for the four quarters ended December 31, 2003. Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each such EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic public utility subsidiaries (including Illinois Power and AERG) will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a) (4): Ameren will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic public utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     4.1  Illinois Commerce Commission.
          ----------------------------

     The Transaction is subject to the approval of the ICC. In order to approve the Transaction, Section 7-204 of the Illinois Public Utilities Act requires that the ICC find that: (a) the Transaction will not diminish Illinois Power's ability to provide adequate, reliable, efficient, safe and least-cost public utility service; (b) the Transaction will not result in the unjustified subsidization of non-utility activities by Illinois Power or its customers; (c) the costs and facilities of Illinois Power are fairly and reasonably allocated between utility and non-utility activities in a manner such that the ICC may identify those costs and facilities which are properly included by the utility for ratemaking purposes; (d) the Transaction will not significantly impair Illinois Power's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure; (e) Illinois Power will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities; (f) the Transaction is not likely to have a significant adverse effect on competition in those markets over which the ICC has jurisdiction; and (g) the Transaction is not likely to result in any adverse rate impacts on retail customers.

     The ICC also must approve Illinois Power's request to enter into the Fuel and Natural Gas Services Agreement, the Utility Money Pool Agreement, the GSA, and the Ameren system tax allocation agreement, to make direct short-term borrowings from Ameren, and to eliminate the Intercompany Note. Requests for these approvals are contained in the ICC application.

     A copy of the application filed with the ICC is filed herewith as Exhibit D-1.

     4.2  Federal Energy Regulatory Commission.
          ------------------------------------

     Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing transactions under the standards of Section 203, the FERC generally evaluates: whether the merger will adversely affect competition; whether the merger will adversely affect rates; and whether the merger will impair the effectiveness of regulation. A copy of the joint application filed with the FERC seeking approval of the Transaction (and of the related acquisition of IGC's 20% interest in EEInc) under the Federal Power Act is filed herewith as Exhibit D-3.

     4.3  HSR Act.
          -------

     Under the HSR Act, and the rules promulgated thereunder by the FTC, the Transaction may not be consummated until Ameren and Dynegy file notifications and provide certain information to the FTC and the DOJ and specified waiting period requirements are satisfied. Even after the HSR Act waiting period expires or terminates, the FTC or the DOJ may later challenge the Transaction on antitrust grounds. If the Transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin. Ameren and Dynegy have filed the required notification statements with the FTC and DOJ.

     4.4  Federal Communications Commission.
          ---------------------------------

     In connection with the Transaction, the Federal Communications Commission ("FCC") must authorize Illinois Power to transfer various communications licenses that it holds. A copy of the application filed with the FCC to request such authorization is filed herewith as Exhibit D-5.

     Except as described above, no other state or federal commission, other than this Commission, has jurisdiction over the proposed Transaction or other related transactions.


ITEM 5.   PROCEDURE.
          ---------

     The Applicants request that the Commission issue a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable, and issue an order approving the Application/Declaration as soon as its rules permit after the end of the required notice period but by no later than October 1, 2004. The Applicants request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waive a recommended decision by a hearing officer or other responsible officer of the Commission; and consent to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          a. Exhibits.
             --------

          A-1 Restated Articles of Incorporation of Ameren Corporation (incorporated by reference to Annex F to Ameren's Registration Statement on Form S-4 in File No. 33-64165).

          A-2 Certificate of Amendment to the Restated Articles of Incorporation of Ameren Corporation, as filed with the Secretary of State of the State of Missouri on December 14, 1998 (incorporated by reference to Exhibit 3(i) to Ameren's Annual Report on Form 10-K for the year ended December 31, 1998 in File No. 1-14756).

          A-3 Amended and Restated Articles of Incorporation of Illinois Power Company, dated September 7, 1994 (incorporated by reference to
               Exhibit 3(a) to Illinois Power's Current Report on Form 8-K dated September 7, 1994 (File No. 1-3004)).

          A-4 Amendment to the Articles of Incorporation of Illinois Power Company (incorporated by reference to Exhibit 4.1(ii) to Illinois Power's Registration Statement on Form S-3/A, dated April 12, 2002, in File No. 333-84808).

          A-5  Bylaws of Illinois Power Company (incorporated by reference to
               Exhibit 3(b)(1) to the Illinois Power's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-3004)).

          B-1 Stock Purchase Agreement, dated as of February 2, 2004, among Ameren Corporation, Illinova Corporation, Illinova Generating Company, and Dynegy Inc. (certain Exhibits and Schedules filed confidentially pursuant to Rule 104).

          B-1(a) Amendment No. 1 to Stock Purchase Agreement, dated as of March
               23, 2004, by and among Ameren Corporation, Illinova Corporation, Illinova Generating Company, and Dynegy Inc.

          B-2 Ameren System Utility Money Pool Agreement (incorporated by reference to Exhibit B to Form U-1 Application/Declaration, dated November 25, 1998, in File No. 70-9423).

          B-3 Fuel and Natural Gas Services Agreement between Ameren Fuels and Illinois Power (to be filed by amendment).

          C Registration Statement on Form S-3 ("shelf" registration), as amended (incorporated by reference to File Nos. 333-89970, 333-89970-01, and 333-89970-02).

          D-1 Application to the Illinois Commerce Commission for Approval of Transaction.

          D-2 Order of the Illinois Commerce Commission Approving Transaction (to be filed by amendment).

          D-3 Joint Application to the Federal Energy Regulatory Commission for Approval of Transaction.

          D-4 Order of the Federal Energy Regulatory Commission (to be filed by amendment).

          D-5 Application to the Federal Communications Commission. (Form SE - Continuing Hardship Exemption)

          D-6 Notice of License Transfers by the Federal Communications Commission (to be filed by amendment).

          E-1 Map of Electric Service Areas of Ameren and Illinois Power (to be filed by amendment). (Form SE - Required paper format filing)

          E-2 Map of Gas Service Areas of Ameren and Illinois Power (to be filed by amendment). (Form SE - Required paper format filing)

          F-1 Opinion of counsel to Ameren Corporation (to be filed by amendment).

          F-2 Opinion of Wachtell, Lipton, Rosen and Katz, special counsel to Ameren Corporation (to be filed by amendment).

          F-3 Opinion of special Illinois counsel to Ameren Corporation (to be filed by amendment).

          F-4 Opinion of counsel to Illinois Power Company (to be filed by amendment).

          G    Proposed form of Federal Register notice.

          H Analysis of the Economic Impact of a Divestiture of the Gas Operations of AmerenUE, AmerenCIPS, AmerenCILCO and Illinois Power (to be filed by amendment).

          I List and description of outstanding long-term debt securities and preferred stock of Illinois Power Company as of December 31, 2003.

          J    Fairness Opinion of Goldman Sachs.

          K List and description of existing electrical interconnection points between Illinois Power and Ameren system companies.


          b.   Financial Statements.


          FS-1 Consolidated Balance Sheet and Statement of Income of Ameren
               Corporation as of and for the year ended December 31, 2003. (Incorporated by reference to the Annual Report on Form 10-K of Ameren Corporation for the year ended December 31, 2003, in File No. 1-14756).

          FS-2 Consolidated Balance Sheet and Statement of Income of Illinois
               Power Company as of and for the year ended December 31, 2003. (Incorporated by reference to the Annual Report on Form 10-K of Illinois Power Company for the year ended December 31, 2003, in File No. 1-3004).

          FS-3 Unaudited Pro Forma Combined Condensed Financial Statements of
               Ameren Corporation (to be filed by amendment).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The Transaction and other related transactions do not involve a "major federal action" nor will they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction and other related transactions will not result in changes in the operation of the Applicants or their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction and other related transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.

                                       AMEREN CORPORATION
                                       AMEREN ENERGY FUELS AND SERVICES
                                          COMPANY


                                       By: /s/ Steven R. Sullivan
                                               ------------------
                                       Name:   Steven R. Sullivan
                                       Title:  Senior Vice President
                                               Governmental/Regulatory Policy,
                                               General Counsel and Secretary



                                       ILLINOIS POWER COMPANY


                                       By: /s/ Alisa B. Johnson
                                               ----------------
                                       Name:   Alisa B. Johnson
                                       Title:  Senior Vice President


Date: March 31, 2004